Exhibit 99.2
2018 Annual MD&A

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2018. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us" and "our" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's consolidated audited financial statements and the accompanying notes thereto as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016. Our consolidated audited financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "AEZS".
All amounts in this MD&A are presented in U.S. dollars, except for share, option and share purchase warrant data, or as otherwise noted.
This MD&A was approved by the Company's Board of Directors on March 29, 2019.
Company Overview
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. We are a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S (“Novo”) to carry out development, manufacturing, registration, regulatory, supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”), in the United States and Canada (the "License and Assignment Agreement"). In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.
About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in this MD&A, including under the caption "Summary of key expectations for revenues, operating expenditures and cash flows" while others are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of macimorelin, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing.

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Exhibit 99.2
2018 Annual MD&A

Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch Macrilen™ (macimorelin); the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin); potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of Macrilen™ (macimorelin), or resulting in significant litigation or arbitration; and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize or out-license macimorelin, the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation on our cash flow, results of operations and financial position, any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value which may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.
Key Developments in 2018
Macrilen™ (macimorelin) license and assignment agreement
On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into the License and Assignment Agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada. This agreement provides (i) for the "right to use" license relating to the Adult Indication; (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication; (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA (the "PIP") to be run by the Company with customary oversight from a joint steering committee (the "JSC"); and (iv) for an Interim Supply Arrangement.
(i) Adult Indication
Under the terms of the License and Assignment Agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company is entitled to a 5% royalty on net sales in that country. In addition, the Company will receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones going from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, the Company received a cash payment of $24.0 million from Strongbridge and on July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
(ii) Pediatric Indication

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Exhibit 99.2
2018 Annual MD&A

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment from Strongbridge of $5.0 million.
(iii) PIP study
We have initiated an open label, single dose trial to investigate the pharmacokinetics, pharmacodynamics, safety and tolerability of macimorelin in pediatric patients from two to less than 18 years of age with suspected growth hormone deficiency ("GHD"). Under the terms of the License and Assignment Agreement, the licensee will pay 70% and the Company will pay the remaining 30% of the research and development costs associate with the PIP. During 2018, the Company invoiced Strongbridge $358,000 as its share of the costs incurred by the Company under the PIP; such amounts have been collected in full.
(iv) Interim supply arrangement
The Company has agreed to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’, without any profit margin. During 2018, the Company invoiced $2,167,000 and has received payment in full of these invoices under an interim supply agreement.
Novo Nordisk purchase of Strongbridge License Agreement
Effective December 19, 2018, Strongbridge sold the entity which owns the United States and Canadian rights to Macrilen™(macimorelin) under the License and Assignment Agreement to Novo and Novo will fund Strongbridge's Macrilen™(macimorelin) field organization as a contract field force to promote the product in the United States for up to three years.
Rest of world commercialization of macimorelin
On January 16, 2019, we announced that the European Medicines Agency ("EMA") had granted marketing authorization for macimorelin for the diagnosis of AGHD. AGHD may occur in an adult patient who has a history of childhood onset GHD or may occur during adulthood as an acquired condition. Considering a population of 510 million for the European Community, research based on incidence prevalence suggests that at least 35,000 adults could be afflicted with GHD. This milestone marks a key development in our European commercialization strategy and we are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the rest of world ("ROW").
Monetization of non-strategic assets
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin, and we discontinued its development. Similarly, we discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
Other pipeline prospects for the Company include preclinical work done on AEZS-120, a prostate cancer vaccine, discovery research for ERK-inhibitors for Oncology indications; and discovery research conducted at the Medical University of South Carolina on Compound Library as well as other research and clinical development projects which have been undertaken by our German subsidiary.
Leadership
On May 8, 2018, the following individuals were elected to the Board of Directors: Carolyn Egbert, Michael Cardiff, Juergen Ernst, Gerard Limoges, Dr. Brent Norton, Jonathan Pollack, and Robin Smith Hoke. On September 25, 2018, we announced the appointment of Leslie Auld as Senior Vice President, Chief Financial Officer. On March 26, 2019, the Company announced that Mr. Cardiff has resigned from the board of directors for personal reasons.
Contingencies
Securities class action litigation
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be

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Exhibit 99.2
2018 Annual MD&A

without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Other litigation
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. On August 3, 2017, the Company filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. On December 21, 2018, the matter was amicably resolved with the Company making a payment to Mr. Dodd in the amount of $775,000. The parties consider their contractual relationship as having been terminated.
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit was removed to federal court in Georgia.  In the lawsuit, Cogas alleged that its employee (and sole shareholder) John Sharkey was entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas was claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. On November 5, 2018, the matter was amicably resolved with the Company making a payment to Cogas in the amount of $625,000. The parties now consider their contractual relationship as having been terminated.

Outlook for 2019
By the end of December 2018, the License and Assignment Agreement for the U.S. and Canadian rights to Macrilen™ (macimorelin) had been purchased by Novo from Strongbridge. In January 2019, the JSC met to discuss Novo's commercialization plan for the United States, their supply chain needs and the enrollment of patients and protocols of the PIP study. Quarterly meetings will continue as forecasts for sales, inventory build and purchases as well as clinical trial needs continue to occur.
The January 2019 announcement of marketing authorization for macimorelin for the diagnosis of AGHD by the EMA has further validated the clinical profile and commercial value of macimorelin.
On March 12, 2019, we announced that our board of directors has formed a special committee of independent directors (the "Special Committee") to review our strategic options. The Special Committee has approved the engagement of Torreya, a global investment bank specializing in life sciences, as its financial advisor. Torreya is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of macimorelin outside of the United States and Canada, other monetization transactions relating to macimorelin or the potential sale of the company) which may create value for our shareholders and other stakeholders.
Our priority is the commercialization of macimorelin; however, we continue to pursue out-licensing opportunities of our non-strategic assets, as they arise.
Summary of key expectations for revenues, operating expenditures and cash flows
The January 2018 licensing of Macrilen™ (macimorelin) for its commercialization in the United States and Canada was a significant turning point for the Company and the further development and commercialization of Macrilen™ (macimorelin) in 2019 is the Company's primary focus.

To that end, we expect that research and development costs will be up to $2.0 million for the year ending December 31, 2019 and will comprise commercial service, consultant, employee and patent costs related to the PIP study and to follow-up studies agreed with the EMA. In the third quarter of 2018, we began invoicing our licensee for its 70% share of the PIP study costs. In 2019, we will continue this collaboration and will work with Novo to optimize this trial.

In addition, we expect our general and administrative expenses to range between $6.5 million and $7.5 million for the year ending December 31, 2019 and will consist primarily of employee, insurance, rent, as well as legal and public company costs.

We are working with Torreya on European and rest of world business development activities to support the commercialization of macimorelin outside of Canada and the United States.

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Exhibit 99.2
2018 Annual MD&A

Condensed Consolidated Statements of Comprehensive Loss Information

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2018	2017	2018	2017	2016
	$	$	$	$	$
Revenues
License fees	(332)	119	24,325	458	497
Product sales	1,446	—	2,167	—	—
Royalty income	184	—	184	—	—
Sales commission and other	94	59	205	465	414
Total revenues	1,392	178	26,881	923	911
Cost of sales	1,413	—	2,104	—	—
Gross income (loss)	(21)	178	24,777	923	911
Operating expenses
Research and development costs	767	526	2,932	10,704	16,495
General and administrative expenses	1,665	2,778	8,894	8,198	7,147
Selling expenses	588	452	3,109	5,095	6,745
Total operating expenses	3,020	3,756	14,935	23,997	30,387
Income (loss) from operations	(3,041)	(3,578)	9,842	(23,074)	(29,476)
Settlements	(1,400)	—	(1,400)	—	—
Gain (loss) due to changes in foreign currency exchange rates	64	72	656	502	(70)
Change in fair value of warrant liability	(1,489)	(478)	263	2,222	4,437
Warrant exercise inducement fee	—	—	—	—	—
Other finance income	104	21	278	75	150
Net finance income (costs)	(1,321)	(385)	1,197	2,799	4,517
Income (loss) before income taxes	(5,762)	(3,963)	9,639	(20,275)	(24,959)
Income tax recovery (expense)	636	3,479	(5,452)	3,479	—
Net income (loss)	(5,126)	(484)	4,187	(16,796)	(24,959)
Other comprehensive income (loss):
Foreign currency translation adjustments	(13)	(238)	(260)	(1,430)	569
Actuarial gain (loss) on defined benefit plans	(418)	59	193	694	(1,479)
Comprehensive income (loss)	(5,557)	(663)	4,120	(17,532)	(25,869)
Net loss per share (basic)	(0.31)	(0.03)	0.25	(1.12)	(2.41)
Net loss per share (diluted)	(0.31)	(0.03)	0.24	(1.12)	(2.41)

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Exhibit 99.2
2018 Annual MD&A

Condensed Statement of Financial Position Information

	December 31,
(in thousands)	2018	2017
	$	$
Cash and cash equivalents	14,512	7,780
Trade and other receivables and other current assets	1,504	1,047
Inventory	240	381
Restricted cash equivalents	418	554
Property, plant and equipment	65	9,381
Deferred tax assets	—	101
Other non-current assets	8,272	8,613
Total assets	25,011	22,195
Payables and accrued liabilities and income taxes payable	4,635	2,814
Current portion of provision for restructuring and other costs	887	2,469
Current portion of deferred revenues	74	486
Warrant liability	3,634	3,897
Non-financial non-current liabilities (1)	13,874	14,229
Total liabilities	23,104	24,978
Shareholders' equity (deficiency)	1,907	(2,783)
Total liabilities and shareholders' equity	25,011	22,195
________________________

1.	Comprised mainly of employee future benefits, provisions for restructuring and other costs and non-current portion of deferred revenues.
The increase in cash and cash equivalents as at December 31, 2018, as compared to December 31, 2017, is due to the receipt of $24.0 million as the payment from the execution of the MacrilenTM(macimorelin) License and Assignment agreement.
The increase in payables and other current liabilities is mainly attributable to taxes payable owing for the payments received from our MacrilenTM(macimorelin) licensee in 2018.
The decrease in non-financial non-current liabilities from December 31, 2017 to December 31, 2018 is primarily due to the decline in future obligations with employee future benefits and our restructuring and other costs.
The improvement in shareholders' equity (deficiency) as at December 31, 2018, as compared to December 31, 2017, is attributable to the net income of $4.2 million earned in 2018 as compared with the net loss of $(16.8) million in 2017.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB.
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016.

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Exhibit 99.2
2018 Annual MD&A

Recent Accounting Pronouncements
IFRS 9 Financial Instruments
IFRS 9 Financial Instruments ("IFRS 9") replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.
The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies, however there were no adjustments to the amounts recognized in these interim consolidated financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.
The Company's financial assets are mainly comprised of cash and cash equivalents, trade and other receivables, and restricted cash equivalents, which are classified and accounted for under IFRS 9 at amortized cost. Financial liabilities are mainly comprised of payables and accrued liabilities, which are accounted for at amortized cost, and warrant liabilities, which is a derivative that is accounted for at fair value through profit and loss (FVTPL).
The impairment of financial assets, including trade and other receivables, is now assessed using the simplified method of the expected credit loss model: previously, the incurred loss model was used. Applying the expected credit loss model has not had a significant impact on the value of the financial assets.
The Company applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The application of this new standard has no impact on deficit.
IFRS 15 Revenue from contracts with customers
Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.
The impacts of adoption of the new standard are summarized below:
The Company's revenue consists of licensing fees representing non-refundable payments received at the time of executing the license agreement, which are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligation and collectability of the fees is probable. Under IFRS 15, the Company determines whether the Company's promise to grant a license provides its customer with either a right to access the Company’s IP or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfer to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company's IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.
Revenue consists also of royalty income from the out-licensing of IP, which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard's royalty exception is applied for IP licenses.
Furthermore, the Company receives milestone payments related to the out-licensing of IP. IFRS 15 resulted in the following changes in timing and amount of revenue recognized under these arrangements. In January 2018, the Company received $24.0 million of which $23.6 million was recognized in the consolidated statements of comprehensive income (loss) and $0.4 million was deferred to the consolidated statements of financial position and is being amortized until June 2023. Under IAS 18, the full $24.0 million would have been deferred to the consolidated statements of financial position and would have been amortized to the consolidated statements of comprehensive income (loss) evenly until October 2027, representing the expiry date of the underlying patents.

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Exhibit 99.2
2018 Annual MD&A

The Company applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to deficit and not to restate prior years. The application of this new standard effective January 1, 2018 had no impact on opening deficit.
Accounting standards not yet adopted
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.
In June 2017, IFRIC 23, "Uncertainty over Income Tax Treatment" ("IFRIC 23"), was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The adoption of this interpretation is not expected to have a significant impact on the Company's consolidated financial statements.
In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 24 to the Company's annual audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

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Exhibit 99.2
2018 Annual MD&A

Results of operations for the three-month period ended December 31, 2018
For the three-month period ended December 31, 2018, we reported a consolidated net loss of $5.1 million, or $0.31 loss per common share, as compared with a consolidated net loss of $0.5 million, or $0.03 loss per common share, for the three-month period ended December 31, 2017. The $4.6 million increase in net loss, as compared with 2017, results primarily from a $2.8 million increase in tax expense, $1.4 million increase in cost of goods, $0.9 million increase in finance costs and $1.4 million increase in settlements, offset by $1.2 million increase in total revenues. In the fourth quarter of 2018, unlike in 2017, we earned $0.2 million in royalty income from our licensee, classified $1.4 million in settlement costs and had actively begun the EMA and FDA pediatric study for Macrilen™ (macimorelin).
Revenues
Our total revenue for the three-month period ended December 31, 2018 was $1.4 million as compared with $0.2 million for the same period in 2017, representing an increase of $1.2 million. The 2018 revenue comprised the net impact of $1.4 million in product sales plus $0.2 million in royalty income earned from our licensee less the $0.3 million reclassification of the $24.0 million license revenue associated with the Pediatric Indication, to the consolidated statements of financial position. For the same period in 2017, total revenue was comprised of $0.1 million in license fees and $0.1 million in sales commission and other. The increase in product sales in the fourth quarter of 2018 arises from the sale of Macrilen™ (macimorelin) inventory to our licensee for sale in the United States.
Cost of sales
Our total cost of goods sold for the three-month period ended December 31, 2018 was $1.4 million as compared with nil for the same period in 2017. The 2018 balance reflects the cost of Macrilen™ (macimorelin) sold under an interim supply agreement to our licensee for future sale in the United States.
Operating expenses
Our total operating expenses for the three-month period ended December 31, 2018 was $3.0 million as compared with $3.8 million for the same period in 2017, representing a decrease of $0.8 million. This net decline arises primarily from a $1.1 million decline in general and administration expenses offset by a $0.2 million increase in research and development costs and a $0.1 million increase in selling expenses. These increases are in-line with the expected impact of the roll-out of our PIP study beginning in the third quarter of 2018.
Settlements
In the three-month period ended December 31, 2018, $1.4 million was classified as settlements as compared with nil in the same period in 2017. These were costs to settle a lawsuit against the Company from two of its former executives.

Net finance costs

Our net finance loss for the three-month period ended December 31, 2018 was $1.3 million, as compared to $0.4 million for the same period in 2017, representing an increase of $0.9 million. The increase in net finance costs is primarily due to the change in fair value of warrant liability. Such change in fair value results from the "mark-to-market" revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.

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Exhibit 99.2
2018 Annual MD&A

Results of operations for the year ended December 31, 2018
For the year ended December 31, 2018, we reported a consolidated net income of $4.2 million, or $0.25 per common share, as compared with a consolidated net loss of $16.8 million, or $1.12 loss per common share, for the year ended December 31, 2017. The $21.0 million improvement in results, as compared with 2017, arose primarily from a $23.9 million increase in gross profit and $9.1 million reduction in operating expenses, offset by $8.9 million movement in income taxes from recovery to (expense) and $1.6 million decrease in net finance income.
Revenues
Our total revenue for the year ended December 31, 2018 was $26.9 million as compared with $0.9 million for the same period in 2017, representing an increase of $26.0 million. The 2018 revenue comprised $24.3 million in license revenue, $2.2 million in product sales and $0.2 million in royalty income and $0.2 million in sales commissions as compared with $0.4 million in license fee and $0.5 million in sales commissions in 2017. The increase in total revenue in 2018 relates to license fees and product sales associated with executing the License and Assignment Agreement signed for Macrilen™ (macimorelin) in January 2018.
Cost of sales
Our total cost of goods sold for the year ended December 31, 2018 was $2.1 million as compared with nil for the same period in 2017, reflecting the sale of Macrilen™ (macimorelin) inventory pursuant to an interim supply agreement under the License and Assignment Agreement.
Operating expenses
Our total operating expenses for the year ended December 31, 2018 was $14.9 million as compared with $24.0 million for the same period in 2017, representing a decline of $9.1 million. This was primarily due to a $7.8 million decrease in research and development costs and a $2.0 million decrease in selling expenses, offset by $0.7 million increase in general and administrative expenses.

Research and development
In 2018, our focus was on our pediatric clinical trial for Macrilen™ (macimorelin), for which we received $0.4 million from our licensee for their share of such costs. This study was initiated in the third quarter of 2018 with active screening of patients beginning in early 2019.

In 2017, we spent $2.5 million on third-party costs associated with the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin), $1.2 million on Macrilen™ (macimorelin) third-party costs. In addition, we recorded $2.6 million in severance accruals and other directly related costs and an onerous lease provision related to the 2017 German Restructuring. This restructuring resulted from the May 2017 announcement that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin.

General and administrative expenses
These costs were higher in 2018 than expected as we incurred significant legal costs in the course of reaching settlement agreements for $1.4 million as previously discussed in "Contingencies - Other litigation" on page 4.

Selling expenses
These costs are in-line with expectations and lower in 2018 than in 2017 due to the Q1 2018 termination of our North American sales team and their co-promotion activities as we shifted our focus to the commercialization of Macrilen™ (macimorelin) in the rest of the world.
Settlements
In 2018, $1.4 million was expensed for settlements as compared with nil in the same period in 2017. These were costs to settle two lawsuits against the Company from two of its former executives and former sales agent, as previously discussed in "Contingencies - Other litigation" on page 4.

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Exhibit 99.2
2018 Annual MD&A

Net finance income

Our net finance income for the year ended December 31, 2018 was $1.2 million, as compared to $2.8 million for the same period in 2017, representing a decrease of $1.6 million. The decline in net finance income is primarily due to the change in fair value of our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation via the application of pricing models to our outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $1.19 to $3.87 during the twelve-month period ended December 31, 2018, compared to $2.67 to $2.70 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.

Selected quarterly financial data

(in thousands, except for per share data)	Three months ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	$	$	$	$
Revenues	1,392	663	168	24,658
Net income (loss)	(5,126)	(2,509)	(2,602)	14,424
Net income (loss) per share [basic]	(0.31)	(0.15)	(0.16)	0.88
Net income (loss) per share [diluted]	(0.31)	(0.15)	(0.16)	0.87

(in thousands, except for per share data)	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	$	$	$	$
Revenues	178	241	243	261
Net loss	(484)	(9,631)	(2,550)	(4,131)
Net (loss) income per share [basic]	(0.03)	(0.61)	(0.18)	(0.31)
Net loss per share [basic and diluted]	(0.03)	(0.61)	(0.18)	(0.31)
_________________________

*
Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income, which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon many factors that often do not occur on a linear or predictable basis. In addition, we cannot predict what the revenues from royalties will be from the license agreement associated with Macrilen™ (macimorelin).
Use of proceeds

We began 2018 with $7.8 million in cash and cash equivalents. During the year ended December 31, 2018, our operations provided $6.8 million, primarily from gross income of $24.8 million , of which $14.9 million was spent on operating expenses, $5.5 million on tax expense and $3.5 million provided by our deferred tax asset. We closed the year with $14.5 million of cash and cash equivalents.

Liquidity and capital reserves

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Exhibit 99.2
2018 Annual MD&A

Our operations and capital expenditures have been generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs. In 2018, we invested the $24.0 million up front payment received from Strongbridge to fund operations and capital expenditures.

(in thousands)	Years ended December 31,
	2018	2017	2016
	$	$	$
Cash and cash equivalents - beginning of period	7,780	21,999	41,450
Cash (used in) provided by operating activities	6,825	(22,913)	(29,010)
Cash flows provided by financing activities	—	8,030	9,924
Cash flows provided by (used in) investing activities	(35)	307	(314)
Effect of exchange rate changes on cash and cash equivalents	(58)	357	(51)
Cash and cash equivalents - end of period	14,512	7,780	21,999

Operating Activities

Cash provided by operating activities totaled $6.8 million for year ended December 31, 2018, as compared to $22.9 million used by operating activities in the same period in 2017, which is a net provision of cash from operating activities of $29.7 million. This increase is primarily due to the $24.0 million license payment received from Strongbridge in January 2018.

Financing Activities

Cash flows from financing activities were nil for the year ended December 31, 2018, as compared to $8.0 million for the same period in 2017. During 2018, we have focused on commercializing Macrilen™ (macimorelin) though the application of the $24.0 milestone payment from Strongbridge to our operating costs and working capital needs. This is a change from the same period in 2017 when we raised capital from certain At-The-Market programs.

Common shares

As at March 29, 2019 we had 16,440,760 Common Shares issued and outstanding, as well as 889,685 stock options and Deferred Share Units ("DSUs") outstanding. Share purchase warrants outstanding as at March 29, 2019 represented a total of 3,391,844 equivalent common shares.

Warrants

	Warrants	Exercise Price	Expiry date
	#	$
March 2015 registered direct offering - Series A	115,844	1.07	March 10, 2020
December 2015 registered direct offering	2,331,000	7.10	May 1, 2020
November 2016 registered direct offering	945,000	4.70	December 13, 2020
	3,391,844

On July 30, 2018, we had 25,996 share purchase warrants expire, each with an exercise price of $185.00.

US$ denominated long-term incentive program

At our 2018 annual and special meeting of shareholders, our shareholders approved the adoption of the 2018 long-term incentive plan, which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time to eligible individuals at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling, as stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other

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Exhibit 99.2
2018 Annual MD&A

stock-based awards. During 2018, we granted 161,000 DSUs to our directors and 265,000 stock options to management. Each DSU provides the right to receive one common share when the holder ceases to be a director. Each DSU vests on the date of grant.

At December 31, 2018, there were 888,816 stock options and DSUs outstanding (2017 - 712,415) with 426,442 exercisable (2017 - 133,409) at a weighted average exercise price of $3.66 (2017 - $4.66). During the year ended December 31, 2018, none of these options or DSUs were exercised, 426,000 were granted, 249,599 were forfeited and none expired (2017 - none, 390,000, 643,271 and 853, respectively).

Cdn$ denominated stock options

There were 869 stock options outstanding at December 31, 2018 (2017 - 1,503), all of which were vested and exercisable at a weighted-average price per share of Cdn$743.56 (2017 - Cdn$743.56). During the year ended December 31, 2018, none of these options were exercised, 104 options were forfeited and 530 expired (2017 - none, nil and 355, respectively).

Adequacy of financial resources
Since inception, the Company has incurred significant expenses in its efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada. As at December 31, 2018, the Company had an accumulated deficit of $310 million.
The Company has $14,512 of cash and cash equivalents as at December 31, 2018, and management believes it has sufficient liquidity to meet its current obligations of $5,596 and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of these consolidated financial statements. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained. The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. In January 2018, the Company signed the License and Assignment Agreement. Under the License and Assignment Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company's sole development priority.
On March 12, 2019, the Company announced that its board of directors has formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions (including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions, as described in Note 4 of our consolidated financial statements as of December 31, 2018 and 2017 and for the years ending December 31, 2018, 2017and 2016 and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018, however, the Company believes it will experience an increase in its royalty income, which, when combined with its forecasted cash flows, the Company believes will provide sufficient liquidity to finance operations and meet its commitments for at least, but not limited to, twelve months from the date of approval of these financial statements.

Contractual obligations and commitments
Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2018 are as follows:

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Exhibit 99.2
2018 Annual MD&A

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing	Total
	$	$	$	$
Less than 1 year	408	(117)	2,180	2,471
1 - 3 years	533	(24)	—	509
4 - 5 years	60	—	—	60
More than 5 years	5	—	—	5
Total	1,006	(141)	2,180	3,045
In accordance with the assumptions used in our employee future benefit obligation calculation as at December 31, 2018, undiscounted benefits expected to be paid in Euros are as follows:

(in thousands)	Euros
Less than 1 year	453
1 – 3 years	921
4 – 5 years	944
More than 5 years	13,658
Total	15,976

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As at December 31, 2018, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2018 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2018. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at December 31, 2018.
Management's Annual Report on Internal Control over Financial Reporting

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Exhibit 99.2
2018 Annual MD&A

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2018.
Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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